SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 19, 2004

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Contact:

Investor Relations	Jody Burfening
ICOS Vision Systems Corporation NV	Lippert/Heilshorn &
Tel: 32 16 398 220	Associates, Inc
Investor.Relations@icos.be	212-838-3777 (ext. 6608)
jody@lhai.com

ICOS Vision Systems Announces Fourth Quarter

and Fiscal Year 2003 Results

Heverlee, Belgium – February 19, 2004—ICOS Vision Systems Corporation NV (Nasdaq and Euronext : IVIS), a world leader in vision solutions, today announced results for the fourth quarter and year ended December 31, 2003.

Revenues for the three months ended December 31, 2003 were 15.0 million Euro, representing a 42% increase over the third quarter and a 74% increase over the 8.7 million Euro reported in the fourth quarter of 2002. Income from operations for the fourth quarter of 2003 was 3.1 million Euro, more than double the third quarter operating profit of 1.4 million Euro and more than sevenfold the 427 thousand Euro reported in the fourth quarter of 2002. Net income for the fourth quarter of 2003 was 3.3 million Euro, or 31 Eurocents per share, compared to a net loss of 926 thousand Euro, or 9 Eurocents per share, for the same quarter last year. Fourth quarter results benefited from the elimination of a valuation allowance for deferred tax assets in our Japanese subsidiary, which contributed 4 Eurocents.

Revenues for 2003 were 44.8 million Euro compared to 30.6 million Euro in 2002, an increase of 47%. Operating profit in 2003 amounted to 5.9 million Euro compared to a loss from operations of 325 thousand Euro in 2002. Net income for 2003 was 5.3 million Euro, or 51 Eurocents per share, compared to a net loss of 2.4 million Euro, or 23 Eurocents per share, in 2002. The company ended the year with 29.5 million Euro in cash and cash equivalents and generated 5.1 million Euro in net cash from operating activities during the year.

For the full year 2003, board-level products accounted for approximately 15% of revenues, system-level products for 14% and inspection machines for 71% of revenues. On a geographic basis, Europe represented 25% of revenues, Japan 16%, other countries in Asia 48%, and the United States 11%.

“ICOS ended another year of growth with an exceptionally strong performance in the fourth quarter, the ninth consecutive quarter of sequential revenue growth,” said Anton DeProft, ICOS’ president and chief executive officer. “We were able to react swiftly to the sharp increase in demand, maintaining delivery times even as revenues increased 42% sequentially. The combination of revenue gains and our low fixed cost operating model, caused the operating margin, a key performance measure, to jump to 20.5% from 13.3% in the third quarter.”

Mr. DeProft added, “For the second year in a row, ICOS outpaced the market as evidenced by our 75% increase in revenues in dollar terms versus the market for back-end semiconductor equipment, which industry analysts estimate grew between 25% and 40%. We are in a much stronger position going into the current market recovery than we were at the beginning of the last up-cycle, having firmly established market leadership for finishing equipment in the back-end semiconductor market and substantially broadened our product line-up.”

“Therefore, we are entering 2004 with a great deal of confidence, buoyed by a strong market recovery, which, according to most market researchers will extend into 2005. For the first quarter of 2004, we expect revenues to rise more than 20% sequentially and operating margin to rise modestly, taking into account some operating cost increases to support our growth.”

ICOS is a leading worldwide developer and supplier of inspection equipment, primarily for the semiconductor packaging industry. The company believes to have the most comprehensive line of 2D and 3D inspection solutions for its target markets. ICOS has three product lines: its stand-alone inspection equipment performs the final outgoing inspection and taping of various types of semiconductor components and its board-level and system-level OEM inspection systems are integrated at various stages of the semiconductor packaging process and in the electronic assembly equipment.

ICOS’ headquarters are located in Heverlee, Belgium and it has R&D centers in Belgium, Germany and Hong Kong and sales and support offices in Japan, the USA, Singapore and Hong Kong.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this press release, such as market conditions and the Company’s expected financial performance in the first quarter of 2004 and the balance of 2004, and any other statements about ICOS’ plans, objectives, expectations and intentions, are forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. These risks and uncertainties include, without limitation, risks related to the evolution of the economical and political situation, risks related to the evolution of the semiconductor and semiconductor equipment markets, risks relating to intellectual property, risks relating to technological change, the introduction of new products by the Company’s competitors, and the inherent uncertainty of law suits alleging patent infringement that have been filed against the Company, as well as risks relating to the Company’s dependence on the cyclical semiconductor and electronic assembly industries, risks relating to the conduct of the business worldwide and other risks referred to in our most recent annual report on form 20-F and other filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based. Further discussion of risk factors is also available in the Company’s SEC filings.

ICOS Vision Systems Corporation NV can be found on the World Wide Web at www.ICOS.be

-tables to follow-

ICOS Vision Systems Corporation NV

Consolidated Statements of Operations according to US GAAP

(in thousands of EURO, except for share and per share data)

	Three Months Ended December 31		Twelve Months Ended December 31
	2003	2002	2003	2002
	(unaudited)	(unaudited)	(audited)	(audited)

Revenues	15,045	8,659	44,757	30,550
Cost of goods sold	6,410	3,690	19,402	12,208

Gross profit	8,635	4,969	25,355	18,342

Operating expenses:
Research & development	1,790	1,642	6,506	6,664
Selling, general & administrative	3,765	2,900	12,981	12,003
Total operating expenses	5,555	4,542	19,487	18,667

Income (loss) from operations	3,080	427	5,868	(325)

Other income (expense):
Interest income	35	58	136	368
Other income	50	49	176	117
Foreign currency exchange gain (loss)	291	(758)	(212)	(1,982)
Net other income (expense)	376	(651)	100	(1,497)

Net income (loss) before taxes	3,456	(224)	5,968	(1,822)

Income taxes	170	702	641	620

Net income (loss)	3,286	(926)	5,327	(2,442)

Basic earnings per share	0.31	(0.09)	0.51	(0.23)
Weighted average number of shares	10,507,810	10,507,810	10,507,810	10,507,810

Diluted earnings per share	0.31	(0.09)	0.50	(0.23)
Diluted weighted average number of shares	10,666,902	10,507,810	10,594,819	10,507,810

ICOS Vision Systems Corporation NV

CONSOLIDATED BALANCE SHEETS according to US GAAP

(in thousands of EURO)

	December 31, 2003	December 31, 2002
	(audited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	29,530	25,880
Trade accounts receivable	13,079	7,625
Inventories	10,681	11,688
Prepaid expenses and other current assets	1,983	1,996

Total current assets	55,273	47,189

Net property and equipment	9,196	9,585
Other assets	5,260	5,378

Total assets	69,729	62,152

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	4,308	1,170
Short-term borrowings & current portion long-term debt	647	619
Other current liabilities	4,905	4,214

Total current liabilities	9,860	6,003

Long-term debt, excluding current portion	5,171	5,818
Other long-term liabilities	646	438

Total liabilities	15,677	12,259

STOCKHOLDERS’ EQUITY
Common stock	3,230	3,230
Additional paid-in-capital	22,317	22,317
Retained earnings	29,813	24,486
Accumulated other comprehensive income	(1,308)	(140)

Total shareholders’ equity	54,052	49,893

Total liabilities and stockholders’ equity	69,729	62,152

ICOS Vision Systems Corporation NV

CONSOLIDATED STATEMENTS OF CASH FLOWS ACCORDING TO US GAAP

(in thousands of EURO)

	Three months ended December 31,		Twelve months ended December 31,
	2003	2002	2003	2002
	(unaudited)	(unaudited)	Audited	Audited
Cash flows from operating activities
Net income (loss)	3,286	(926)	5,327	(2,442)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	196	230	764	830
Provision for doubtful debts	(43)	(19)	(43)	(19)
Loss on disposal of fixed assets	1	—	63	—
Deferred tax expense (benefit)	(501)	473	(677)	(49)
Stock-based compensation expense	—	—	—	370
Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	(4,106)	515	(6,322)	(4,140)
Decrease (increase) in inventories	(661)	1,613	608	5,218
Decrease (increase) in prepaid expenses and other current assets	67	167	471	2,549
Decrease (increase) in other assets	(31)	(13)	59	(114)
(Decrease) increase in trade accounts payable	646	(1,736)	3,366	(785)
(Decrease) increase in other current liabilities	1,667	289	1,244	(222)
(Decrease) increase in other long-term liabilities	115	73	207	151

Net cash provided by operating activities	636	666	5,067	1,347

Cash flows from investing activities
Additions to property and equipment	(43)	(465)	(326)	(1,983)

Net cash used in investing activities	(43)	(465)	(326)	(1,983)

Cash flows from financing activities
Repayment of borrowings	(207)	(199)	(615)	(470)
Proceeds from borrowings	—	—	—	6,400
Lease payments	(1)	(1)	(5)	(5)

Net cash provided by (used in) financing activities	(208)	(200)	(620)	5,925

Increase in cash and cash equivalents	385	1	4,121	5,289
Impact of exchange rate movements on cash	(251)	(29)	(471)	(61)
Cash and cash equivalents at beginning of period	29,396	25,908	25,880	20,652

Cash and cash equivalents at end of period	29,530	25,880	29,530	25,880

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: February 19, 2004	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President